UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NIO Day 2022 Held in Hefei

EC7 and All-New ES8 Launched

NIO Day 2022 was held in Hefei, China on December 24, 2022.

NIO launched the EC7, a smart electric flagship coupe SUV, and the All-New ES8, an all-around smart electric flagship SUV. Both models are derived from NIO Technology 2.0 (NT2.0), bringing user experiences beyond expectations in terms of design, performance, comfort, intelligence, safety, and sustainability.

The design of the EC7 interprets the power of elegance to the extreme extent. This mid-large flagship coupe SUV comes standard with smart air suspension and inherits NIO’s high-performance DNA marked by the latest high-efficiency electric drive platform. The combination of 300 kW high-performance induction motor and 180 kW high-efficiency permanent magnet motor outputs rapid mighty power and maintains power continuity and low energy consumption. The EC7 accelerates from 0 to 100 km/h in only 3.8 seconds and comes to a complete stop from 100km/h in 33.9 meters.

With a drag coefficient as low as 0.230, the EC7 becomes the SUV with the lowest drag coefficient in the world. The EC7 comes standard with an active spoiler, a first-time for NIO’s production models, which improves the aerodynamic performance of this coupe SUV. The active spoiler supports two modes: Eco and Sport, to reduce drag and increase downforce respectively.

The EC7’s panoramic glass roof is made of double-layer sound and heat insulation glass with an area of 1.94 square meters. The flexible electrochromic (EC) roof glass supports five levels of transmittance adjustment to allow natural light to sprinkle into the car with extreme transparency or fully protect privacy when necessary.

The All-New ES8 is a 6-seater all-around smart electric flagship SUV that meets the users’ needs in multiple scenarios. The design of the All-New ES8 showcases NIO’s concepts of “Design for AD”. Based on NIO’s latest high-efficiency electric drive platform, the All-New ES8 carries two motors with the total maximum output of 480 kW. It accelerates from 0 to 100 km/h in 4.1 seconds and comes to a complete stop from 100km/h in 34.3 meters. The Integrated Power Brake (IPB), dual-chamber air suspensions and NIO’s in-house developed intelligent chassis controller (ICC) improve the driving experience comprehensively.

Both the EC7 and the All-New ES8 are equipped with the in-house developed NIO Premium Seat Platform. In the ES8, the unique layout of “four executive seats and one flexible third row” demonstrates the composed and generous style of the All-New ES8 as a flagship SUV. The innovative Lounge Seat on the front supports Lounge Mode and can set to the “zero gravity position” with one touch. The central armrest of the second row, coming in a tech layer and a storage layer, serves as an “Executive Console”. A spacious third row welcomes occupants with comfort features.

Both the EC7 and the All-New ES8 are equipped with the matrix headlights with Adaptive Driving Beam (ADB). Enhanced by LiDAR, cameras, and millimeter-wave radars, the headlights can adapt and direct light beams more accurately.

In terms of intelligence, the EC7 and the All-New ES8 are equipped with NIO Digital System Banyan, comprising NIO AQUILA, a super sensing system equipped with 33 high-performance sensors including LiDAR, and NIO ADAM, a super computing platform with the computing power up to 1016 TOPS enabled by four NVIDIA DRIVE Orin X chips.

Meanwhile, the EC7 and the All-New ES8 are equipped with the PanoCinema, an immersive digital cockpit composed of the world’s first on-board AI assistant NOMI, the 7.1.4 immersive sound system with Dolby Atmos, the waterfall ambient lighting, and the 12.8-inch AMOLED central control screen, and high-performance AR and VR devices, making the car a “holistic immersive digital space” for users.

In the first half of 2023, Power Swap Pilot for Highway will be gradually made available. When Navigate on Pilot is enabled, the vehicle can automatically plan the route for battery swap, navigate to the Power Swap station, complete the battery swap and automatically drive out of the service area and back to the highway.

The price of the EC7 starts from RMB 488,000 with 75kWh battery, RMB 546,000 with 100kWh battery, and RMB 418,000 with BaaS in China. It has been made available for pre-order on NIO App in China, and the delivery is expected to start in May 2023 in China.

The price of the All-New ES8 starts from RMB 528,000 with 75kWh battery, RMB 586,000 with 100kWh battery, and RMB 458,000 with BaaS in China. The price of the All-New ES8 Executive Version starts from RMB 548,000 with 75kWh battery, RMB 606,000 with 100kWh battery, and RMB 478,000 with BaaS in China. The All-New ES8 has been made available for pre-order on the NIO App in China, and the delivery is expected to start in June 2023 in China.

At NIO Day 2022, the third-generation Power Swap station and the 500kW ultra-fast Power Charger have been introduced. The third-generation Power Swap station achieves more efficient vehicle-station coordination and can complete up to 408 swaps per day, a 30% increase compared with the second-generation Power Swap station. Each third-generation Power Swap station is equipped with two Lidars and two NVIDIA DRIVE Orin X chips, achieving the total computing power of 508 TOPS. It supports the Automatic Summon & Swap feature, where the station is able to communicate with the car and automatically navigates the car to complete the swap. Moreover, the 500kW ultra-fast Power Charger has a maximum current of 660A and a maximum power of 500kW, it takes only 20 minutes to charge the 100kWh battery pack from 10% to 80%.

As the annual gathering of NIO users, NIO Day is not only an iconic event that demonstrates NIO’s commitment as a “user enterprise”, but also the most intensive presentation of the NIO community. Users play absolutely the leading roles of NIO Day. This year, the host city Hefei was selected among 10 candidates by more than 95,000 users in the NIO community. Thousands of users actively participated in the co-creation of NIO Day, serving as staff, volunteers, and performers. Noticeable, on NIO Day, a user charity marketplace at the venue, initiated by Anhui Charity Federation and NIO Users Trust, opened all day to NIO users and citizens of Hefei. All sales of the marketplace and matching donation from NIO Users Trust will be donated to Anhui Charity Federation, as NIO’s way of giving back to the society.

William Li, the Founder, Chairman and CEO of NIO, thanked nearly 300,000 users for their support, love and trust to NIO. “Feel the Light – it shines on us with optimism, kindness and hope. Carrying on the great vibes at the NIO community, in 2023, we strive to continue to provide outstanding products, technologies and services globally for the experience beyond users’ expectations,” said Li.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO’s product portfolio consists of the ES8, a six-seater smart electric flagship SUV, the ES7 (or the EL7), a mid-large five-seater smart electric SUV, the ES6, a five-seater all-round smart electric SUV, the EC7, a five-seater smart electric flagship coupe SUV, the EC6, a five-seater smart electric coupe SUV, the ET7, a smart electric flagship sedan, and the ET5, a mid-size smart electric sedan.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES7 (or EL7), ES6, EC7, EC6, ET7 and ET5; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the U.S. Securities and Exchange Commission and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By	:	/s/ Wei Feng
Name	:	Wei Feng
Title	:	Chief Financial Officer

Date: December 27, 2022